UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2019

Commission File Number: 001-32751

GRUPO AEROPORTUARIO DEL PACÍFICO S.A.B. DE C.V.
(PACIFIC AIRPORT GROUP)
(Translation of registrant's name into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B
Torre Pacifico, Piso 6
Col. Rinconada del Bosque
44530 Guadalajara, Jalisco, México
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Resolutions Adopted at the General Ordinary Shareholders’ Meeting and General Extraordinary Shareholders’ Meeting for Grupo Aeroportuario del Pacifico, S.A.B. de C.V. on April 23, 2019

GUADALAJARA, Mexico, April 24, 2019 (GLOBE NEWSWIRE) -- Grupo Aeroportuario del Pacifico, S.A.B. de C.V., (NYSE: PAC; BMV: GAP) (“the Company” or “GAP”) announces the resolutions adopted at the Annual General Ordinary and Extraordinary Shareholders’ Meeting on April 23, 2019 to be the following:

ANNUAL GENERAL ORDINARY SHAREHOLDERS’ MEETING
MEETING AGENDA

I. In accordance with Article 28, Section IV of Mexican Securities Market Law, the following was approved:

  The Chief Executive Officer’s report regarding the results of operations for the fiscal year ended December 31, 2018, in accordance with Article 44, Section XI of the Mexican Securities Market Law and Article 172 of the Mexican General Corporations Law, together with the external auditor’s report, with respect to the Company on an unconsolidated basis in accordance with Mexican Financial Reporting Standards (MFRS), as well as with respect to the Company and its subsidiaries on a consolidated basis in accordance with International Financial Reporting Standards (IFRS), each based on the Company’s most recent financial statements under both standards.

  The Board of Directors’ comments to the Chief Executive Officer’s report.

  The Board of Directors’ report in accordance with Article 172, clause b, of the Mexican General Corporations Law, regarding the Company’s main accounting policies and criteria, as well as the information used to prepare the Company’s financial statements.

  The Report on transactions and activities undertaken by our Board of Directors during the fiscal year ended December 31, 2018, pursuant to the Mexican Securities Market Law.

  The annual report on the activities undertaken by the Audit and Corporate Practices Committee in accordance with Article 43 of the Mexican Securities Market Law, as well as ratification of the actions of the various committees, and release from further obligations.

  The report on the Company’s compliance with tax obligations for the fiscal year ended December 31, 2017, and instruction to Company officials to comply with tax obligations corresponding to the fiscal year ended December 31, 2018, in accordance with Article 26, Section III of the Mexican Fiscal Code.

II. APPROVAL for the ratification of the actions by our Board of Directors and officers and release from further obligations in the fulfillment of their duties as approved by the governing bodies.

III. APPROVAL of the Company’s financial statements, on an unconsolidated basis, in accordance with MFRS (Mexican NIF) for purposes of calculating legal reserves, net income, fiscal effects related to dividend payments and capital reduction, as applicable, and approval of the financial statements of the Company and its subsidiaries on a consolidated basis in accordance with IFRS for their publication to the financial markets, with respect to operations during the fiscal year ended December 31, 2018 fiscal period; and approval of the external auditor’s report regarding the aforementioned financial statements.

IV. APPROVAL of the Company’s net income for the fiscal year ended December 31, 2018, reported in its unconsolidated financial statements in accordance with MFRS presented in agenda item III above, which was Ps. 4,936,818,189.00 (FOUR BILLION, NINE HUNDRED AND THIRTY SIX MILLION, EIGHT HUNDRED AND EIGHTEEN THOUSAND, AND ONE HUNDRED AND EIGHTY-NINE PESOS 00/100 M.N., the allocation of 5% (FIVE PERCENT) of this amount, or Ps. 246,840,909.00 (TWO HUNDRED AND FORTY-SIX MILLION, EIGHT HUNDRED FORTY THOUSAND AND NINE HUNDRED AND NINE PESOS 00/100 M.N.), towards increasing the Company’s legal reserves, with the remaining balance of Ps. 4,689,977,280.00 (FOUR BILLION, SIX HUNDRED AND EIGHTY-NINE MILLION, NINE HUNDRED SEVENTY-SEVEN THOUSAND AND TWO HUNDRED AND EIGHTY PESOS 00/100 M.N. to be allocated to the account for net income pending allocation.

V. APPROVAL of the allocation from the account for net income pending allocation, of an amount equal to Ps. 4,737,835,452.00 (FOUR BILLION, SEVEN HUNDRED AND THIRTY-SEVEN MILLION, EIGHT HUNDRED THIRTY-FIVE THOUSAND, AND FOUR HUNDRED AND FIFTY-TWO PESOS 00/100 M.N.), for declaring a dividend equal to Ps. 8.42 (EIGHT PESOS AND FORTY TWO CENTS) per share, to be distributed to each share outstanding as of the payment date, excluding any shares repurchased by the Company as of each payment date in accordance with Article 56 of the Mexican Securities Market Law; any remaining amounts of net income pending of allocation after the payment of such dividend will remain in the account for net income pending of allocation. The dividend will be paid in the following manner:

i) Ps.  4.21 (FOUR PESOS 21/100 M.N.) per share as of the payment date, to be distributed before August 31, 2019; and
ii) Ps. 4.21 (FOUR PESOS 21/100 M.N.) per share as of the payment date, to be distributed before December 31, 2019.

VI. APPROVAL for the cancellation of any amounts outstanding under the share repurchase program approved at the Annual General Ordinary Shareholders’ Meeting that took place on April 25, 2018 for Ps. 1,250,000,000.00 (ONE BILLION, TWO HUNDRED AND FIFTY MILLION PESOS 00/100 M.N.) and approval of Ps. 1,550,000,000.00 (ONE BILLION, FIVE HUNDRED AND FIFTY MILLION PESOS 00/100 M.N.) as the maximum amount to be allocated towards the repurchase of the Company’s shares or credit instruments that represent such shares for the 12-month period following April 23, 2019, in accordance with Article 56, Section IV of the Mexican Securities Market Law.

VII. RATIFICATION of the four members of the Board of Directors and their respective alternates named by the Series “BB” shareholders as follows:

Proprietary	Alternate
Laura Díez Barroso Azcárraga	Carlos Laviada Ocejo
Juan Gallardo Thurlow	Alejandro Cortina Gallardo
Eduardo Sánchez Navarro Redo	Carlos Alberto Rohm Campos
María José Cuenda Chamorro	Juan José Álvarez Gallego

VIII.  APPOINTMENT of Mr. Alfredo de Jesús Casar Pérez by Infraestructura y Transportes México, S.A. de C.V., as member to the Board of Directors, in accordance with the corresponding legal guidelines.

IX.   RATIFICATION of Mr. Carlos Cárdenas Guzmán, Mr. Joaquín Vargas Guajardo, Mr.  Ángel Losada Moreno, Mr.  Álvaro Fernández Garza, Mr. Juan Díez-Canedo Ruiz, and Mr. Luis Tellez Kuenzler, as members of the Board of Directors, designated by the Series “B” shareholders.

As of this date, the Board of Directors will be comprised of the following:

Proprietary	Alternate
Laura Díez Barroso Azcárraga	Carlos Laviada Ocejo
Juan Gallardo Thurlow	Alejandro Cortina Gallardo
Eduardo Sánchez Navarro Redo	Carlos Alberto Rohm Campos
María José Cuenda Chamorro	Juan José Álvarez Gallego
Carlos Cárdenas Guzmán	Not applicable
Joaquín Vargas Guajardo	Not applicable
Álvaro Fernández Garza	Not applicable
Juan Díez-Canedo Ruiz	Not applicable
Ángel Losada Moreno	Not applicable
Luis Tellez Kuenzler	Not applicable
Alfredo de Jesús Casar Perez	Not applicable

X. APPOINTMENT of Ms. Laura Díez Barroso Azcárraga as Chairwoman of the the Company’s Board of Directors, and the ratification of Mr. Carlos Laviada Ocejo as Alternate, in accordance with Article 16 of the Company’s bylaws.

XI. APPROVAL of (i) the compensation paid to the members of the Company’s Board of Directors during the 2018 fiscal year and (ii) the proposal to keep the amounts for fees and payments for the Company’s Board of Directors unchanged for the 2019 fiscal year, compared to those paid in 2018; with a payment of 100% for “assistance”.

XII. RATIFICATION of Mr. Álvaro Fernández Garza, as member of the Board of Directors designated by the Series “B” shareholders to serve as a member of the Company’s Nominations and Compensation Committee, in accordance with Article 28 of the Company’s bylaws.

XIII. RATIFICATION of Mr. Carlos Cárdenas Guzmán as President of the Audit and Corporate Practices Committee.

The Audit and Corporate Practices Committee will be comprised of the following:

CARLOS CÁRDENAS GUZMÁN, CHAIRMAN
ÁNGEL LOSADA MORENO, MEMBER
JUAN DÍEZ-CANEDO RUIZ, MEMBER

XIV. The report concerning compliance with Article 29 of the Company’s bylaws regarding acquisitions of goods or services or contracting of projects or asset sales that are equal to or greater than US$ 3,000,000.00 (THREE MILLION U.S. DOLLARS), or its equivalent in Mexican pesos or other legal tender in circulation outside Mexico, or, if applicable, regarding transactions with relevant shareholders.

EXTRAORDINARY SHAREHOLDERS’ MEETING
APRIL 23, 2019
MEETING AGENDA

I. Approval to reduce the Company’s shareholders’ equity by a total amount of Ps. 1,592,493,907.41 (ONE BILLION, FIVE HUNDRED AND NINETY-TWO MILLION, FOUR HUNDRED AND NINETY-THREE THOUSAND, NINE HUNDRED AND SEVEN PESOS 41/100 M.N.) and, consequently, pay Ps. 3.03 (THREE PESOS AND THREE CENTS) per outstanding share, and, if the amendment is approved, the modification of Article 6 of the Company’s bylaws.

As per the aforementioned, the amendment of the first paragraph of Article 6 of the Company’s bylaws is approved.

Company Description:

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (GAP) operates 12 airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six other mid-sized cities: Hermosillo, Guanajuato, Morelia, Aguascalientes, Mexicali and Los Mochis.  In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”.  In April 2015, GAP acquired 100% of Desarrollo de Concesiones Aeroportuarias, S.L., which owns a majority stake in MBJ Airports Limited, a company operating Sangster International Airport in Montego Bay, Jamaica.

This press release may contain forward-looking statements.  These statements are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results.  The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements.  Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial conditions, liquidity or results of operations are examples of forward-looking statements.  Such statements reflect the current views of management and are subject to a number of risks and uncertainties.  There is no guarantee that the expected events, trends or results will actually occur.  The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors.  Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and article 42 of the “Ley del Mercado de Valores”, GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that may involve criminal conduct or violations. The telephone number in Mexico, facilitated by a third party that is in charge of collecting these complaints, is 01-800-563-0047. The web site is http://www.lineadedenuncia.com/gap. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

Contactos RI:
Saúl Villarreal, Director de Administración y Finanzas	svillarreal@aeropuertosgap.com.mx
Alejandra Soto, Gerente Planeación Financiera y RI	asoto@aeropuertosgap.com.mx
Gisela Murillo, Relación con Inversionistas	gmurillo@aeropuertosgap.com.mx / +52-33-3880-1100 ext.20294
Maria Barona, i-advize Corporate Communications	mbarona@i-advize.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V.
(Registrant)

Date: April 24, 2019	/s/ SAÚL VILLARREAL GARCÍA
Saúl Villarreal García
Chief Financial Officer